Exhibit 4.40
Power of Attorney
We, Ku6 (Beijing) Information Technology Co., Ltd., a limited liability company organized and existing under the laws of the PRC with Registration No.: 110108009511608, and a holder of 100% of the entire registered capital in Tianjin Ku6 Zheng Yuan Information Technology Co., Ltd., (“Tianjin Ku6”), hereby irrevocably authorize Wei Mo San Yi (Tianjin) Technology Co., Ltd. (“WFOE”) to exercise the following rights relating to 100% of our shareholding in Tianjin Ku6 (the “Authorized Shareholding”) during the term of this Power of Attorney:
WFOE is hereby authorized to act on behalf of ourselves as our exclusive agent and attorney with respect to all matters concerning the Authorized Shareholding, including without limitation to: 1) attend shareholders’ meetings of Tianjin Ku6 ; 2) exercise the shareholder’s rights and shareholder’s voting rights relating to the Authorized Shareholding we are entitled to under the laws of China and Tianjin Ku6 ‘s Articles of Association, including but not limited to the sale or transfer or pledge or disposition of the Authorized Shareholding in part or in whole; and 3) designate and appoint on behalf of ourselves the legal representative (chairperson), the director, supervisor, the chief executive officer and other senior management members of Tianjin Ku6.
Without limiting the generality of the powers granted hereunder, WFOE shall have the power and authority under this Power of Attorney to execute the Transfer Contract stipulated in Exclusive Option Agreement, to which we are required to be a party, on behalf of ourselves, and to effect the terms of the Share Pledge Agreement and Exclusive Option Agreement, both dated the date hereof, to which we are a party.
All the actions associated with the Authorized Shareholding conducted by WFOE shall be deemed as our own actions, and all the documents related to the Authorized Shareholding executed by WFOE shall be deemed to be executed by us. We hereby acknowledge and ratify those actions and/or documents by WFOE.
WFOE is entitled to re-authorize or assign its rights related to the aforesaid matters to any other person or entity at its own discretion and without giving prior notice to us or obtaining our consent.
This Power of Attorney is coupled with an interest and shall be irrevocable and continuously valid from the date of execution of this Power of Attorney, till the fully exercise of Equity Interest Purchase Option as stipulated in Exclusive Option Agreement.
During the term of this Power of Attorney, we hereby waive all the rights associated with the Authorized Shareholding, which have been authorized to WFOE through this Power of Attorney, and shall not exercise such rights by ourselves.

This Power of Attorney is written in Chinese and English; in case there is any conflict between the Chinese version and the English version, the Chinese version shall prevail.

Ku6 (Beijing) Information Technology Co., Ltd.

By:

Title:

March 21, 2009

Witness:

Name:

March 21, 2009

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